Exhibit 10.1

Execution Copy

AMENDED AND RESTATED
ASSET PURCHASE AGREEMENT

Dated as of:  August 27, 2010

among

RCLC, INC.,
a New Jersey corporation,

PARENT,

RONSON AVIATION, INC.,
a New Jersey corporation,

SELLER,

and

TRENTON AVIATION, LLC,
a Delaware limited liability company

BUYER.

i

(a).	Organization and Good Standing	17
(b).	Authority; Execution and Delivery	17
(c).	Consents, No Conflicts, Etc.	17
(d).	No Brokers	17
(e).	Financial Ability	18
(f).	Disclosure	18
Section 6.	CERTAIN COVENANTS AND AGREEMENTS	18
(a).	Nondisclosure	18
(b).	Conduct of Business	18
(c).	Changes in Representations and Warranties	19
(d).	Mutual Cooperation	19
(e).	Access to Business	19
(f).	Further Assurances	20
(g).	Names	20
(h).	Tax Matters	20
(i).	Insurance	22
(j).	Exclusivity	22
(k).	ISRA Compliance	22
(l).	Non-Competition; Non-Solicitation	25
(m).	Proration	26
(n).	Post-Closing Access	26
Section 7.	BANKRUPTCY MATTERS	26
(a).	Bankruptcy Filings by Seller	26
(b).	Service of Sale Motion	27
(c).	Copies of Pleadings	27
Section 8.	CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE	27
(a).	No Litigation	27
(b).	No Change in Law	27
(c).	Bankruptcy Proceedings	27
(d).	Approvals and Consents	28
Section 9.	CONDITIONS TO OBLIGATIONS OF BUYER	28
(a).	Representations and Warranties	28
(b).	Seller’s Performance	28
(c).	Instruments of Conveyance and Transfer	28
(d).	Transaction Expenses	28
(e).	Master Lease	28
(f).	No Material Adverse Change	29
(g).	Title Policy	29
Section 10.	CONDITIONS TO OBLIGATIONS OF SELLER.	29
(a).	Representations and Warranties True at the Closing Date	29
(b).	Buyer’s Performance	29
Section 11.	NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES, ETC.	29
(a).	Survival of Representations, Warranties, Etc.	30
(b).	Environmental Indemnity	30

(c).	Environmental Escrow	30
Section 12.	NEW JERSEY TAX CLEARANCE	30
Section 13.	DISCLAIMER	31
Section 14.	EXPENSES	31
(a).	Transaction Expenses and Break-Up Fee	31
(b).	Obligation for Fees and Expenses	32
Section 15.	WAIVER	32
Section 16.	NOTICES, ETC.	32
Section 17.	ENTIRE AGREEMENT: AMENDMENT	33
Section 18.	DISCLOSURE	33
Section 19.	GENERAL	34
Section 20.	SEVERABILITY	34
Section 21.	TERMINATION AND ABANDONMENT	34
(a).	Termination Rights	34
(b).	Liability Upon Termination	35
Section 22.	BANKRUPTCY COURT APPROVAL	35
(a).	Bankruptcy Actions	35
(b).	Bankruptcy Court Approval	36
(c).	Certain Bankruptcy Undertakings	36
Section 23.	DEFINITIONS:	36

EXHIBITS

EXHIBIT A	Escrow Agreement
EXHIBIT B	Form of Sale Order
EXHIBIT C	Form of Sale Procedures Order
EXHIBIT D	Form of Consent to Assignment and Second Amendment
EXHIBIT E	Form of Landlord Estoppel and Consent

DISCLOSURE SCHEDULES

SELLER
Schedule A	Disclosure Schedule for Seller
Schedule B	List of Assets
	Schedule 1(b)(v)	Critical Suppliers and Vendors
	Schedule 1(c)(ii)(A)	Cure Amounts
	Schedule 1(c)(ii)(B)	Trade Payable Amounts
Schedule C	Requisite Lease, Contract, Agreement, Permit or License Approvals and Consents
Schedule D	Requisite Approvals and Consents from Governmental or Regulatory Bodies or Agencies

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT, dated August 27, 2010 (the “Agreement”), is between RONSON AVIATION, INC., a New Jersey corporation (“Aviation” or “Seller”), for purposes of Section 4 and Section 6(l), RCLC, Inc. (f/k/a Ronson Corporation), a New Jersey corporation (“Parent”), and TRENTON AVIATION, LLC, a Delaware limited liability company (“Buyer”).

WHEREAS, Seller, Buyer and Parent previously entered into that certain Asset Purchase Agreement (the “Prior Agreement”), dated August 27, 2010 (the “Execution Date”), pursuant to which Seller agreed to sell and Buyer agreed to purchase certain of the assets and the business, as a going concern, of Aviation utilized in its Fixed Base Operations, Building and Ramp, Fuel Services, Aircraft Maintenance and Avionics operations at Trenton-Mercer Airport in Trenton, New Jersey (collectively, the “Aviation Business”), including, but not limited to all of Aviation’s right, title and interest in and to the Agreement and Lease between Aviation (as successor to Ronson Helicopters, Inc.) and the County of  Mercer dated May 14, 1975, as amended from time to time (“Master Lease”), subleases and fuel operations, for the consideration provided herein (including the assumption by Buyer of certain of Aviation’s liabilities and obligations).

WHEREAS, it is intended that the acquisition of the Assets would be accomplished through the sale, transfer and assignment of the Assets by Seller to Buyer in a sale undertaken pursuant to §363 of the Bankruptcy Code and that certain executory contracts and unexpired leases be assumed by Seller and simultaneously assigned to Buyer pursuant to §365 of the Bankruptcy Code, in each instance, free and clear of all Encumbrances (as hereinafter defined), except such Encumbrances as constitute Assumed Liabilities hereunder.

WHEREAS, the Buyer was the Successful Bidder in the Auction held by the Bankruptcy Court on September 27, 2010, and the Buyer, Seller and Parent desire to amend and restate the Prior Agreement by this Agreement in order to amend, among other provisions, the amount of the Purchase Price set forth in Section 2(a) of the Prior Agreement to be paid by Buyer to Seller at the Closing as a result of the Auction, provided that the Agreement and the rights and obligations of the parties hereunder shall continue to be effective as of the Execution Date and references herein to the date of this Agreement or the date hereof or similar phrases shall be deemed to be the Execution Date.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and the representations, warranties, covenants and agreements hereinafter contained, the parties hereby represent, warrant, covenant and agree as follows:

Section 1.              SALE AND PURCHASE OF ASSETS; ASSUMPTION OF LIABILITIES.

(a).           Sale and Transfer of Assets. In reliance on the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions hereof, on the Closing Date (as hereinafter defined), Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the assets, tangible and intangible, used or to be used in the Aviation Business, but expressly excluding the Excluded Assets (as defined in Section 1(b)), and including without limitation, the following (collectively, the “Assets”), free and clear of all Encumbrances:

(i).           all assets of the Aviation Business as reflected on Schedule B attached hereto including, but not limited to, inventory, tools, equipment, vehicles, furniture and fixtures;

(ii).           the right, title and interest of Aviation under the Master Lease, including leasehold improvements located on the real property leased by Seller under the Master Lease (the “Real Property”);

(iii).           the right, title and interest of Aviation under the customer contracts and contract rights of all kind (including, without limitation, rental contracts, hanger leases, customer service contracts, tie down agreements, capital leases for equipment, furniture, trucks and other property used in or necessary for the operation of the Aviation Business as currently conducted) listed on Schedule B attached hereto, to the extent assumable and/or assignable, which Buyer has elected to assume by written notice to Seller within five (5) business days of the date of this Agreement, which Buyer may extend for an additional five (5) day period, together with all deposits and prepaid amounts under such contracts, agreements and arrangements (collectively “Assumed Aviation Contracts”);

(iv).           the name “Ronson Aviation” and all other intellectual property rights and other intangible personal property owned or leased by Aviation that is used in or necessary for the conduct of the Aviation Business as currently conducted;

(v).           FAA certificates and Permits, to the extent assumable and/or assignable;

(vi).           personnel records of New Hire Employees, and supplier and customer lists;

(vii).           all of Aviation’s goodwill relating to the business of Aviation; and

(viii).           all right, title and interest of Aviation to claims and causes of action relating to the Assets arising on or after the Closing Date.

With respect to any losses suffered by Buyer with respect to the Assets attributable to any event occurring prior to the Closing, whether or not otherwise indemnified against hereunder, Seller shall assign any rights which Seller might have to pursue or, if such an assignment is or would be invalid or unenforceable as against third parties, shall pursue and assert diligently, in good faith, any and all remedies Seller may have, and Seller shall pay over to Buyer any recovery so obtained.

(b).           Excluded Assets. Notwithstanding the foregoing provisions of Section 1(a) above, it is expressly understood and agreed that there shall be excluded from the Assets being conveyed hereunder the following (the “Excluded Assets”):

(i).           all of Seller's right, title and interest in prepaid income Taxes and any claims for refunds with respect to income Taxes paid by Seller for any period ending on or before the Closing Date;

(ii).           all of Seller’s right, title and interest in prepaid insurance or any experience credits, premium deposits or other refunds under insurance policies to the extent the same are refundable;

(iii).           all right, title and interest of Aviation to rights, suits, claims and causes of action relating to the assets, business or operations of Aviation arising prior to the Closing Date, including but not limited to those against former or current officers, directors, employees, members, interest holders, principals, agents, lenders, lienholders, or representatives of Seller or Parent, subject to the obligations of Seller in the last paragraph of Section 1(a) above;

(iv).            cash on hand and accounts receivable;

(v).           all Avoidance Actions; provided, that no such Avoidance Actions shall be asserted, brought or otherwise prosecuted by Seller or by any person on Seller’s behalf against any (A) critical supplier or vendor set forth on Schedule 1(b)(v), or any (B) counterparty to any Assumed Aviation Contract; and

(vi).           any contract of Seller that is not an Assumed Aviation Contract;

(vii).           any and all directors and officers liability insurance policies and the proceeds thereof; and

(viii).           corporate minute books, stock ledgers and a copy of such financial books and records of Seller necessary to meet the requirements of federal, state and local tax rules and SEC rules.

(c).           Assumption of Liabilities and Obligations. On the Closing Date, subject to the provisions of Section 1(d) below, Buyer shall assume and agree to pay, perform and discharge the following liabilities and obligations of Seller to the extent that they relate to the Aviation Assets arising on or after the Closing Date (collectively, the “Assumed Liabilities”):

(i).           all liabilities and obligations relating to the Assets arising on or after the Closing Date;

(ii).           an amount not to exceed THREE HUNDRED TEN THOUSAND DOLLARS ($310,000.00) in the aggregate for: (A) all Cure Amounts under Assumed Aviation Contracts as set forth in and not to exceed the amounts specified on Schedule 1(c)(ii)(A), and (B) any ordinary course trade payables of Aviation, as set forth in Schedule 1(c)(ii)(B), provided that if the amounts as of Closing for the ordinary course trade payables specified in Schedule 1(c)(ii)(B) and the Cure Amounts specified in Schedule 1(c)(ii)(A) exceed THREE HUNDRED TEN THOUSAND DOLLARS ($310,000.00) as of the Closing, the Buyer shall have the right in its sole discretion to determine which ordinary course trade payables it shall assume, in whole or in part (but not which Cure Amounts, which shall all be paid), such that the aggregate amount of Buyer’s liability shall be equal to THREE HUNDRED TEN THOUSAND DOLLARS ($310,000.00); nothing contained in this Agreement shall create an obligation on the part of Buyer to pay any Cure Amount other than in the amounts set forth on Schedule 1(c)(ii)(A), as may be amended as of the Closing, or other amounts with respect to trade payables other than as set forth on Schedule 1(c)(ii)(B), as may be amended as of the Closing to reflect ordinary course trade payables, and Seller will be responsible for any such amounts which in the aggregate exceed THREE HUNDRED TEN THOUSAND DOLLARS ($310,000.00); and

(iii).           Buyer agrees to honor all unused vacation, time-off and sick leave earned and accrued with respect to the New Hire Employees as of the Closing Date, not to exceed, in the aggregate EIGHTY-TWO THOUSAND DOLLARS ($82,000.00).

(d).           Excluded Liabilities. Except as provided herein, Buyer is not assuming any other of the liabilities or obligations of the Seller, known or unknown, contingent or fixed, which are not expressly assumed by Buyer pursuant to Section 1(c) above, or which were incurred prior to the Closing Date, whether or not shown on the Balance Sheet (as hereafter defined) of Aviation (“Excluded Liabilities”).  Without limiting the generality of the foregoing, the Excluded Liabilities will include, and Buyer will not assume or become liable for any liability or obligation relating to or arising out of (i) any breach prior to the Closing of any agreement of Seller relating to the Aviation Business, other than an Assumed Aviation Contract, but limited, however to the Cure Amounts set forth on Schedule 1(c)(ii)(A) or (B), (ii) the Aviation Business or operation of Aviation or any Asset prior to the Closing, (iii) any Taxes of Seller, including Taxes arising as a result of the operation of the Aviation Business or the ownership of the Assets prior to the Closing or the transactions arising under this Agreement, (iv) the employment or termination of any employee or former employee of Aviation attributable to any period of time prior to the Closing, including any liability for accrued vacation and holiday pay, and allowances and severance (except to the extent provided in Section 1(c)(iii)), (v) any litigation, proceeding, claim or investigation by any third party relating to the operation of the Aviation Business or the ownership of the Assets prior to the Closing, whether or not such litigation, proceeding, claim or investigation is pending, threatened or asserted before, on or after the Closing Date,(vi) ISRA Compliance Costs, or (vii) any liability or obligation of Aviation or Parent arising out of or relating to the Ronson Corporation Retirement Plan.

(e).           Limitations on Assignability. This Agreement and the instruments and documents executed and delivered herewith will constitute an assignment of all Assets; provided, that neither this Agreement, nor any of the instruments or documents executed and delivered in connection herewith or contemplated hereby, shall constitute an assignment or assumption of any Assumed Aviation Contract, or an attempted assignment or an attempted assumption thereof, to the extent that, without the consent of a third party or as permitted under the Bankruptcy Code and Sale Order, such assignment or attempted assignment, or assumption or attempted assumption, would constitute a breach thereof.

Section 2.               PURCHASE PRICE; PAYMENT

(a).           Purchase Price. The purchase price (the “Purchase Price”) for the Assets shall be TEN MILLION SEVEN HUNDRED THOUSAND DOLLARS ($10,700,000.00) plus the amount, if any, of any payments by Buyer to Seller on account of the Assumed Liabilities set forth in Sections 1(c)(ii) and (iii), as adjusted by the amount of any Apportioned Taxes in accordance with Section 6(h)(iv).  The Purchase Price shall be delivered by Buyer to Seller as follows:

(i).           TEN MILLION ONE HUNDRED FIFTY THOUSAND DOLLARS ($10,150,000.00) minus the Bulk Sales Tax Amount (as defined below) delivered at Closing by wire transfer of immediately available federal funds to such bank account(s) as Seller shall have theretofore designated in writing to Buyer (which shall include wire instructions to satisfy the Closing Date Lender Payment (as defined below, to fund the Remediation Funding Source (as defined below at Section 6(k)(vi));

(ii).           THREE HUNDRED THOUSAND DOLLARS ($300,000.00), which has been deposited with the Escrow Agent (as hereinafter defined) upon execution of this Agreement pursuant to Section 2(b), plus such amount as may be identified by the Division of Taxation of the State of New Jersey pursuant to Section 12 (the “Bulk Sales Tax Amount”), which shall be deposited with the Escrow Agent at the Closing, of which FIFTY THOUSAND DOLLARS ($50,000.00) shall be paid at Closing by wire transfer of immediately available funds by the Escrow Agent to such bank account(s) as Seller shall have theretofore designated in writing to Escrow Agent and the remainder of which shall be distributed pursuant to Section 2(b) and Section 12 below and the Escrow Agreement (as hereinafter defined); and

(iii).           cash in an amount sufficient to satisfy the Assumed Liabilities set forth in Sections 1(c)(ii) and (iii), delivered at Closing by wire transfer of immediately available federal funds to such bank account(s) as Seller shall have theretofore designated in writing to Buyer.

Subject to the terms and conditions hereof, on the Closing Date, Seller shall be required to remit to Wells Fargo Bank, National Association (“Wells Fargo” or “Lender”) or such other entity(ies) identified in the Sale Order as the entity(ies) entitled to receive such payment, from the proceeds received on account of the Purchase Price, by wire transfer of immediately available funds, an amount necessary to satisfy the remaining obligations of Seller and/or Parent to Wells Fargo pursuant to (A) the Credit and Security Agreement dated as of May 30, 2008 (as amended, modified, supplemented or restated from time to time, including pursuant to the Forbearance Agreement dated as of March 29, 2009 as such Forbearance Agreement has been amended modified, supplemented or restated from time to time, the “Credit Agreement”) and (B) the Debtor-in-Possession Credit and Security Agreement dated as of August 19, 2010 (as amended, modified, supplemented or restated from time to time, the “DIP Credit Agreement”), as shall be agreed upon in a payoff letter between the Seller and the Lender not less than one (1) Business Day prior to the Closing (the “Closing Date Lender Payment”), provided, however, that the Closing Date Lender Payment shall be subject to the Twenty-First Amendment to Forbearance Agreement dated August 10, 2010 (the “Twenty-First Amendment”) among the Lender and the Obligors (as defined in the Twenty-First Amendment).

(b).           Deposit.  Upon the execution of this Agreement by the Parties hereto, Buyer shall deliver a deposit in the amount of THREE HUNDRED THOUSAND DOLLARS ($300,000.00) plus, upon notice from the New Jersey Division of Taxation, such amount as may be identified by the Division of Taxation of the State of New Jersey pursuant to Section 12 (“Deposit”) to be held by a national bank mutually agreed upon by Seller and Buyer (“Escrow Agent”).

(i).           The Escrow Agent shall hold the Deposit in a federally insured interest bearing account and disburse the Deposit as described herein.  Interest actually earned on the Deposit shall be paid to the party who receives the portion of the Deposit so distributed.

(ii).           On the Closing Date, (x) a portion of the Deposit in the amount of FIFTY THOUSAND DOLLARS ($50,000.00) and accrued interest on such portion of the Deposit will be paid to Seller, and TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00), together with the accrued interest on such portion, shall be held by the Escrow Agent in the Environmental Escrow in accordance with the provisions of Section 11(c) hereof, and the remaining amount of the Deposit shall be held as the Bulk Sales Tax Amount in accordance with the provisions of Section 12 hereof, and pursuant to terms of an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”).  The Buyer shall receive a credit against the Purchase Price in the amount of the Deposit on the Closing Date.

(iii).           In the event of the termination of this Agreement in accordance with its terms for any reason other than a breach of this Agreement by Buyer, including without limitation a termination pursuant to Section 9(d), the Deposit and all accrued interest thereon shall be delivered to Buyer. The obligation to return the Deposit and accrued interest to Buyer in this event shall survive termination of the Agreement.

(iv).           In the event of the termination of the Agreement by Seller in accordance with its terms as a result of a breach of this Agreement by Buyer or of the failure of the transaction to close as a result of a breach of this Agreement by Buyer, the Deposit and all accrued interest thereon shall be delivered to Seller as Sellers’ sole and exclusive remedy as liquidated damages and not as a penalty for Buyer’s failure to close the transactions contemplated by this Agreement, and Seller shall have no right to seek any other remedy at law or in equity, including specific performance hereunder.  The obligation to return the Deposit and accrued interest to Seller in this event shall survive termination of the Agreement.

(v).           Both Seller and Buyer will agree in the Escrow Agreement to indemnify Escrow Agent and hold Escrow Agent harmless from any and all claims or causes of action, damages or injuries arising out of or in any way relating to the performance of Escrow Agent’s duties in connection herewith, except for those matters arising out of Escrow Agent’s gross negligence or bad faith.  The indemnification shall survive the Closing Date or termination of this Agreement.

(vi).           Aviation represents that its taxpayer identification number is 21-0729844.  Buyer represents that its taxpayer identification number is 26-1150623.  The party who receives any interest under the Escrow Agreement shall be responsible for any income taxes payable with respect to such interest.  Each party shall, upon request, execute any and all documents reasonably required to confirm or establish the liability of said party for the taxes on such interest.  This obligation shall survive the Closing Date or termination of this Agreement.

(c).           Allocation of Purchase Price.  The Buyer and Seller agree that the Purchase Price, including the amount of liabilities assumed by the Buyer under Section 1(c) hereof and treated as consideration for the Assets under Section 1060-1T of the Treasury Regulations shall be allocated in accordance with the rules set forth in Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder. For all purposes hereunder, the parties will allocate the Purchase Price as determined in good faith by the parties within fifteen (15) days of the date hereof, which allocation shall be set forth on Schedule 2(c) to be delivered by the parties on or prior to the expiration of such period and attached hereto.

Buyer and Seller shall each prepare Form 8594 or such other forms and returns as may be required in a manner consistent with the allocation made hereunder and any adjustment thereto and shall timely file Form 8594 or other required forms or returns with the Internal Revenue Service.  Neither Seller nor Buyer shall take any position on any Tax form or return or in any Tax audit or proceeding that is inconsistent with such allocation.  Buyer and Seller will notify each other as soon as reasonably practical of any audit adjustment or proposed audit adjustment by any taxing authority that affects the allocations made hereunder.

Section 3.               THE CLOSING.

(a).           Time and Place of Closing. The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place at Cole, Schotz, Meisel, Forman & Leonard, P.A., Court Plaza North, 25 Main Street, Hackensack, New Jersey, on a date fourteen (14) days after entry of the Sale Order (the “Closing Date”) provided that Buyer may extend the Closing Date to a date no later than October 15, 2010.

(b).           Aviation Employees as of the Closing Date. Buyer may offer employment to individuals employed by Aviation in connection with the Aviation Business as of the Closing Date (the “Employees”) who are identified by Buyer, subject to Buyer’s due diligence with respect to such Employees, to commence immediately following the Closing, and any such offer shall be contingent upon the issuance of the Sale Order of the Bankruptcy Court and the Closing.  Buyer shall credit any New Hire Employees (as defined below), in their new positions with Buyer, for past service rendered to Seller with respect to benefits earned, as applicable to Buyer’s benefit plans, and will offer Employees substantially the same benefits as the benefits offered to Buyer’s current employees.  For purposes of this Section 3(b), only Employees who accept Buyer’s offer of employment and who commence employment with Buyer shall be referred to herein as the “New Hire Employees.”  Nothing herein, express or implied, shall confer upon any employee or former employee of Aviation any rights or remedies (including any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of this Agreement.  Buyer and Seller agree that the provisions contained herein are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any employee or former employee of Aviation.  With respect to any of Aviation’s current employees who, at or after the time of Closing, are not hired, or not otherwise employed by Buyer, the employment of each such employee with Aviation shall be deemed terminated as of the date immediately preceding the Closing Date, and Seller shall be responsible for, and Buyer shall not be obligated and responsible for, any and all liability, claims, actions, damages, judgments, penalties, costs, and expenses that may arise in connection with said termination, including without limitation, claims for wages and severance, benefits.

(c).           Reserved.

Section 4.               REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT.

 Seller and Parent each hereby represents and warrants, jointly and severally, to Buyer that, except as set forth in the disclosure schedule attached as Schedule A:

(a).           Organization and Good Standing.

(i).           Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, has all requisite corporate power to carry on its business as it is now being conducted and is in good standing and duly qualified to do business in each jurisdiction where the failure to be so qualified would have a material adverse effect on the business of Parent and its subsidiaries, taken as a whole.  Parent owns beneficially and of record all of the outstanding capital stock of Aviation.

(ii).           Aviation is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, has all requisite corporate power to carry on its business as it is now being conducted and is in good standing and duly qualified to do business in each jurisdiction where the failure to be so qualified would have a material adverse effect on the business of Aviation.  Aviation has no subsidiaries.

(b).           Authority Execution and Delivery. Subject to Bankruptcy Court approval, Parent and Aviation each has full corporate power and authority to enter into this Agreement and to sell the Assets in accordance with the terms hereof so as to vest in Buyer on the Closing Date good and marketable title to the Assets, free and clear of all claims, interests in favor of third-parties, liens, pledges, options, charges, security interests or encumbrances of any nature whatsoever (collectively, “Encumbrances”).  Subject to Bankruptcy Court approval, the execution, delivery and performance of this Agreement by Parent have been duly and effectively authorized by the Board of Directors of Parent. Subject to Bankruptcy Court approval, the execution, delivery and performance of this Agreement by Aviation have been duly and effectively authorized by the Board of Directors of Aviation and Parent. No other corporate approvals, consents, waivers or proceedings on the part of Parent or Aviation are necessary to authorize this Agreement and the transactions contemplated hereby.  Subject to Bankruptcy Court approval, this Agreement has been duly executed and delivered by each of Parent and Aviation and constitutes the legal, valid and binding obligation of each of Parent and Aviation, enforceable against each of Parent and Aviation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors rights in general, moratorium laws or by general principles of equity.  To the extent there are Encumbrances on the Assets, said Encumbrances shall be released or paid out of the Purchase Price as required by the Sale Order.

(c).           Consents, No Conflicts, Etc. Except as set forth on Schedule A or as otherwise contemplated by this Agreement, including the requirement of Bankruptcy Court approval, neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor compliance by Parent and Aviation with any of the provisions hereof will (with or without the giving of notice or the passage of time) (i) violate, conflict with, result in a breach of, constitute a default under, or result in the creation of any Encumbrances upon the Assets pursuant to, any of the terms, conditions or provisions of (A) the respective certificate of incorporation or by-laws of Parent and Aviation, or (B) any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement, or any other material instrument or obligation to which either Parent or Aviation is a party, (ii) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Aviation or any of their respective assets or properties or (iii) require the consent, approval, permission or other authorization of any court, arbitrator or governmental, administrative or self-regulatory authority or any other person or entity, except for violations, conflicts or defaults which would not, or consents, approvals, permissions or authorizations, the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on the Assets, the business of Aviation or the ability of Parent and Aviation to consummate the transactions contemplated hereby in accordance with the terms hereof.

(d).           No Other Agreements to Sell the Assets. Seller has no legal obligation, absolute or contingent, to any other person or firm to sell any of the Assets (other than in the ordinary course of business).

(e).           Copies of Documents. Seller has previously made available to Buyer true and complete copies, or forms, of (i) all material agreements, contracts, leases, insurance policies, undertakings, commitments and arrangements relating to the Assets and (ii) all material governmental or regulatory licenses, permits, franchises, approvals and certificates (collectively, “Permits”) required to conduct the business of Aviation.

(f).           Properties.

(i).           Aviation has good and marketable title, free and clear of Encumbrances to all of its owned properties and assets, tangible and intangible, included in the Assets with the exception of such liens that will be released or removed as of the Closing or attach to the proceeds of the Closing.

(ii).           Each lease, including the Master Lease, pursuant to which Aviation leases real or personal property and each other material contract or commitment included in the Assets is valid and enforceable, in full force and effect, in accordance with its terms (subject to payment of the applicable Cure Amount) and Aviation is not in default under any provision of any such lease, contract or commitment (except with respect to any breaches due to the filing of the Bankruptcy Cases and the payment of August 2010 rent under the Master Lease).  No party from whom Aviation leases real or personal property material to the business of Aviation and no party which is a party to any lease, contracts or commitment material to the business of Aviation is in default under any provision of any such lease, contract or commitment whereby the benefits of such lease, contract or commitment would not be realized in the future.

(iii).           Aviation has not received notice of (1) any violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement relating to the operations of its leased real properties included in the Assets that would materially impair the business or operations of Aviation or (2) any pending or threatened condemnation proceedings relating to any of its leased properties included in the Assets.

(iv).           As of the date hereof, to the best of Seller’s Knowledge, except as set forth in Schedule A, the improvements at Aviation’s facilities and all machinery and equipment included in the Assets are in good operating condition for use in the ordinary course of business, normal wear and tear excepted, except for such defects as would not substantially interfere with the continued use thereof in the conduct of normal operations and except for equipment undergoing normal operational maintenance.  Notwithstanding the foregoing, Seller makes no representations or warranties with respect to the future performance of the improvements, machinery and equipment included in the Assets.

(g).           Litigation. Other than as set forth in Schedule A hereto, there is no litigation, proceeding, arbitral action or government investigation pending or threatened against Aviation with respect to the Assets or the Aviation Business which would have a material adverse effect on the Assets or the Aviation Business or interfere with the ability of Seller to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.  To Seller’s Knowledge, there are no decrees, injunctions or orders of any court or governmental department or agency outstanding against Aviation affecting the Assets or the Aviation Business.

(h).           Compliance with Laws; Permits. Schedule D contains a list of all Permits held by Aviation for the conduct of the Aviation Business.  Except as may be set forth on Schedule D, Seller has complied in all material respects with all applicable Permits, statutes, regulations, orders, ordinances, rules, licenses, codes, plans, decrees, judgments, injunctions, notices, or demand letters (including, without limitation, applicable zoning, environmental, occupational safety and health laws and regulations) of all governments and other governmental bodies and authorities, and agencies of any of the foregoing, to which it is subject in connection with the conduct of the Aviation Business, and any undertakings of Aviation to any of the foregoing, except for such failures to comply that would not, individually or in the aggregate, have a material adverse effect on the Assets or the Aviation Business.  Aviation has not received any written notice of such a failure to comply with any of such Permits, statutes, regulations, orders, ordinances, rules, licenses, codes, plans, decrees, judgments, injunctions, notices, or demand letters or undertakings, and Aviation knows of no presently existing circumstances or changes in Permit conditions which would, individually or in the aggregate, have a material adverse effect on the Assets or the business of Aviation.  To Seller’s Knowledge, there are no products or services now being manufactured, sold, distributed or provided by Aviation which at the date hereof would require any approval of any governmental body, whether federal, state, local or foreign, for which such approval has not been obtained.  No proceedings for the suspension or cancellation of any Permit maintained by Aviation with respect to the Aviation Business is pending or, to Aviation’s Knowledge, threatened.

(i).           Insurance. The policies of insurance maintained by Seller with respect to the Assets or the business of Aviation insure the Assets and the business of Aviation against such losses and risks as are adequate in accordance with customary industry practice to protect the Assets and the Aviation Business in the context of Seller’s business and in accordance with the Master Lease.  Seller has not received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance and, so far as known to Seller, no such improvements or expenditures are required.

(j).           No Brokers. Seller has not entered into and will not enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby, and shall indemnify, defend and hold harmless Buyer from any and all claims, liabilities, costs, damages or expenses (including reasonable attorneys’ fees) arising out of any such claim by any broker.  Seller is responsible for and shall, to the extent authorized and/or directed by the Bankruptcy Court, pay the fees due to Getzler Henrich & Associates LLC and SSG Capital Advisors, LLC.

(k).           Transactions with Certain Persons. Except as set forth on Schedule A, no shareholder, officer, director or employee of Seller or any of their affiliates or member of his or her immediate family is presently a party to any agreement (whether written or oral) or has an interest in any transaction with Aviation (any such agreement or transaction, a “Related Party Transaction”).  All Related Party Transactions shall be terminated as of the Closing other than Related Party Transactions that are on arms-length terms and approved by Buyer.

(l).           No Changes in Business Relationships. Seller is not aware that any person or entity which now has material business dealings with Aviation intends to cease to do so, or materially alter the amount or the terms of the business that they are presently doing with Aviation (other than some vendors have required cash on delivery terms as indicated on Schedule A).

(m).           Environmental Matters. Except as disclosed in Schedule A:

(i).           To the best of Aviation’s Knowledge, there has been no Release of Hazardous Substances (defined below) on, at or under the Real Property arising from Aviation’s operations.  Aviation is not currently identified in any litigation, administrative proceeding or investigation as a responsible party or potentially responsible party for any liability for clean-up costs, natural resource damages or other damages or liability for prior disposal or Release of Hazardous Substances at the Real Property, and no lien or super- lien has been recorded, filed or otherwise asserted against the Real Property.  For purposes of this Section 4, “Hazardous Substances” means any hazardous substance, hazardous waste, toxic substance, pollutant or contaminant, as defined or referred to in Environmental Laws including, without limitation, the New Jersey Environmental Rights Act, N.J.S.A.  2A:35A-1 et seq.; the New Jersey Spill Compensation and Control Act, N.J.S.A.  58:10-23.11 et seq.; the New Jersey Air Pollution Control Act, N.J.S.A.  26:2C-1 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C.  §6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.  §9601 et seq.; the Water Pollution Control Act, N.J.S.A. 58:10A-1 et seq.; the Solid Waste Management Act, N.J.S.A. 13:1E-1 et seq; the Water Pollution and Control Act, 33 U.S.C.  §1251 et seq.; the Hazardous Substances Discharge: Reports and Notices Act, N.J.S.A. 13:1K-15 et seq.; the Industrial Site Recovery Act, N.J.S.A.  13:1K-6 et seq.; together with any amendments thereto, regulations promulgated thereunder and all successor legislation and regulations thereof, as well as words of similar purport or meaning referred to in any other federal, state, county or municipal statute, ordinance, rule or regulation.

(ii).           To Seller’s Knowledge, there has been no Significant Release of Hazardous Substances, including petroleum products, by Aviation which has not been reported to the New Jersey Department of Environmental Protection (“DEP”), and to Seller’s Knowledge, there has been no Release of any Hazardous Substances, on, at, under or from any facility or any other location which is owned or occupied by Aviation, and to Seller’s Knowledge Aviation has not been identified as a responsible party or potentially responsible party with regard to any location to which Hazardous Substances generated by Aviation have been sent for disposal.

(n).           Tax Matters.

(i).           None of the Assets directly or indirectly secures any debt the interest on which is tax-exempt under section 103(a) of the Code.

(ii).           None of the Assets is “tax-exempt use property” within the meaning of section 168(h) of the Code.

(iii).           Seller is not a person other than a United States person within the meaning of the Code. There are no liens, encumbrances, security interests, or claims for Taxes (other than Taxes which are not yet due and payable) upon the Assets or the Aviation Business.

(iv).           Seller is not and never has been a party to any Tax sharing, Tax indemnity, Tax allocation or similar agreements with respect to Taxes that relate to the Assets or the Aviation Business, nor does Seller have any liability or potential liability to another party under any such agreement.

(v).           Aviation is not a “foreign person” as defined in Code Section 1445(f)(3), and the rules and regulations promulgated thereunder, or a “disregarded entity” as defined in Treas. Reg. Section 1.1445-2(b)(2)(iii).

(vi).           Aviation has duly filed (or joined in the filing of) on or before their due dates (including any extensions) all Tax Returns it was required to file (or join in the filing of). All such Tax Returns were accurate and complete in all material respects when filed and were prepared in conformity with all applicable laws and regulations. All Taxes shown to be due on such Tax Returns or otherwise assessed or due and payable have been paid in full.

(vii).           The representations and warranties set forth in sub clause (vi) above are only applicable to the extent that the Assets can be made subject to Tax liens or Buyer can be made liable for Taxes relating to the matters constituting breaches of such representations and warranties.

(o).           Disclosure. No representation or warranty made by Seller in this Agreement or as provided herein contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein not false or misleading.

(p).           Assets. All the Assets being transferred to Buyer pursuant to this Agreement are owned or leased by Aviation and comprise all those properties, assets and rights necessary to operate the business of Aviation in the ordinary course.

(q).           Government Contracts. Seller has, with respect to Aviation, complied in all material respects with all laws, ordinances, rules and regulations relating to government contracts.

(r).           Utilities. All public utilities required for the operation of the Real Property, including without limitation, water, sewer, gas, telecommunications and electricity are installed and operating, and all installation charges and connection fees therefore have been paid in full.

(s).           Contracts; No Defaults.

(i).           Schedule C contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of each contract, agreement or arrangement (whether written or oral) material to or necessary for the operation of the Aviation Business as currently conducted (“Aviation Contracts”).

Schedule A sets forth reasonably complete details concerning such Aviation Contracts, including the parties to the Aviation Contracts, the Cure Amount, if any, with respect to each such Aviation Contract, the amount of the remaining commitment of Seller under the Aviation Contracts and the location of Seller’s office where details relating to the Aviation Contracts are located.

(ii).           Except as set forth in Schedule C:

(1)           each Assumed Aviation Contract identified or required to be identified in Schedule C is in full force and effect and is valid and enforceable in accordance with its terms; and

(2)           except as to the Master Lease which requires the consent of the County of Mercer, and as required pursuant to section 365 of the Bankruptcy Code, each Assumed Aviation Contract identified or required to be identified in Schedule C is assignable by Seller to Buyer without the consent of any other Person.

(iii).           Except as set forth in Schedule A:

(1)           Seller is in material compliance with all applicable terms and requirements of each Assumed Aviation Contract;

(2)           each other person that has or had any obligation or liability under any Assumed Aviation Contract is in full compliance with all applicable terms and requirements of such Assumed Aviation Contract;

(3)           except with respect to any breaches due to the filing of the Bankruptcy Cases, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a breach of, or give Seller or other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Aviation Contract; and

(4)           except to the extent set forth in the Credit Agreement, the DIP Credit Agreement, and related documents and in any Order authorizing the use of Cash Collateral or in any DIP Financing Order, no event has occurred or circumstance exists under or by virtue of any Aviation Contract that (with or without notice or lapse of time) would cause the creation of any encumbrance affecting any of the Assets.

(iv).           Except for changes in payment terms indicated on Schedule A, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Seller under current or completed Aviation Contracts with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation.

(t).           Sufficiency of Assets. Except as set forth in Schedule A, the Assets (a) constitute all of the rights, interests, properties and other assets, tangible and intangible, of any nature whatsoever, necessary to operate the Aviation Business in the manner presently operated by Seller and (b) include all of the operating assets of Aviation.

(u).           Financial Statements.  Attached to Schedule A are the (i) unaudited balance sheets and statements of income of Aviation as of and for the fiscal years ended December 31, 2008 and December 31, 2009 and (ii) unaudited monthly balance sheets and statements of income of Aviation as of and for such year and each of the completed one-month periods thereafter through July, 2010, and as of each of the completed one-month periods thereafter through the Closing, the Seller shall provide to Buyer within twenty (20) days of the end of each such month unaudited monthly balance sheets and statements of income of Aviation. All such financial statements have been or will be prepared in accordance with generally accepted accounting principles of the United States consistently followed by Seller throughout the periods indicated, fairly present the financial position and income and expenses of Aviation as of and for each of the periods presented, are or will be correct and complete in all material respects, and are or will be consistent with the books and records of Seller (which books and records are correct and complete in all material respects), provided, however, that the monthly balance sheets and statements of income are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.

(v).           Absence of Changes. Since January 1, 2010, (i) Seller has conducted the Aviation Business only in the ordinary course and consistent with past practice, (ii) to the Knowledge of Seller, there have not been any developments or events which have had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business, Assets, operations, condition (financial or otherwise) or liabilities (including in respect of environmental matters) of Seller, or the ability of Seller to perform its obligations and to consummate the transactions under this Agreement, (iii) Seller has not, except as contemplated by this Agreement, (A) incurred any Encumbrance upon any of the Assets or entered into any commitment to do so, (B) incurred any indebtedness other than in the ordinary course of business, (C) guaranteed, assumed or refinanced any indebtedness (other than forbearance agreements and amendments to credit facilities with Wells Fargo and the DIP Credit Agreement), (D) changed any of the accounting or tax principles, practices or methods used by it unless required by changes in applicable tax laws, (E) changed the compensation or benefits payable or to become payable to any of its employees, agents or consultants, (F) entered into, or extended or amended the terms of, any employment or consulting or similar agreements with, or otherwise hired or engaged any, officers, employees or consultants, (G) entered into any collective bargaining agreement, (viii) entered into, amended, renewed or permitted the automatic renewal of, or terminated or waived any right under, any Aviation Contract, (H) failed to preserve the goodwill of suppliers, customers and others having business relations with any of them, or (I) agreed or made any commitment to do any of the foregoing.

(w).           Absence of Undisclosed Liabilities. Aviation has no debt, liability, or obligation of any nature (and to Seller’s Knowledge, no event or condition exists which would reasonably form a basis for any present or future action or claim that would give rise to any such debt, liability or obligation), whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected or reserved against on the face of Aviation’s balance sheet as of June 30, 2010, or set forth in Schedule A or that is an Excluded Liability and disclosed to the Bankruptcy Court, except for those current liabilities incurred after the date hereof in the ordinary course of business consistent with practice and in compliance with this Agreement.

(x).           Customers. Schedule A contains a correct and current list of the top 50 customers by revenue of Aviation, together with summaries of the dollar amount of the sales made to each such customer, in 2009 and year-to-date in 2010.

(y).           Employee Matters.

(i).           Schedule A contains a list of the date of employment, position and title, annual salary or hourly rates, bonuses, deferred or contingent compensation, pension, “golden parachute,” accrued vacation, and other like benefits paid or payable (in cash or otherwise), as applicable, for the year ended December 31, 2009 and the first six months of 2010, of each current salaried or hourly employee, officer, director, consultant or agent of Aviation.  Except as set forth on Schedule A, there are no employment contracts, management agreements, collective bargaining agreements or other material agreements, written or oral, with any employee, officer, director, consultant or agent of Aviation, including any contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code. Except as required by law, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any director, employee, officer, former employee or former officer of Seller.

(ii).           There are no labor problems including strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against or affecting Aviation. To the Knowledge of Seller, Aviation is, and has at all times been, in compliance, in all material respects, with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable laws, and no charges with respect to or relating to Aviation are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices. Seller has maintained all workers’ compensation coverage as required by applicable state law through the purchase of insurance and not be self-insurance or otherwise.

(iii).           Except for the continuation coverage requirements of COBRA, Seller has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any benefit plans that are Employee Welfare Benefit Plans (as defined in ERISA Section 3(1)). All contributions required by the terms of any multiemployer plan and any collective bargaining agreement have been made when due. Seller would not be subject to any withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA if, as of the date hereof, Seller were to engage in a “complete withdrawal” (as defined in ERISA Section 4203) or a “partial withdrawal” (as defined in ERISA Section 4205) from such multiemployer plan.

Section 5.               REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller that:

(a).           Organization and Good Standing. Buyer is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to carry on its business as it is now being conducted and is in good standing and duly qualified to do business in each jurisdiction where the failure to be so qualified would have a material adverse effect on Buyer and its subsidiaries, taken as a whole.

(b).           Authority; Execution and Delivery. Buyer has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Buyer have been duly and effectively authorized by Buyer.  No action by the managing member and/or members of Buyer are necessary to authorize this Agreement and the transactions contemplated hereby that will not have been taken prior to Closing. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights in general, moratorium laws or by general principles of equity.

(c).           Consents, No Conflicts, Etc. Neither the execution and delivery of this Agreement, the consummation by Buyer of the transactions contemplated hereby nor compliance by Buyer with any of the provisions hereof will (with or without the giving of notice or the passage of time) (i) violate, conflict with, result in a breach of, constitute a default under, or result in the creation of any Encumbrances upon the assets of Buyer or any of its subsidiaries pursuant to, any of the terms, conditions or provisions of (1) the Certificate of Formation or Operating Agreement of Buyer or (2) any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or any other material instrument or obligation to which Buyer or any of its subsidiaries is a party, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its subsidiaries or any of their respective assets or properties, or (iii) require the consent, approval, permission or other authorization of any court, arbitrator or governmental, administrative, or self-regulatory authority or any other person or entity; except for violations, conflicts or defaults which would not, or consents, approvals, permissions or authorizations the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on Buyer and its subsidiaries, taken as a whole, or on the ability of Buyer to consummate the transactions contemplated hereby in accordance with the terms hereof.

(d).           No Brokers. Buyer has not entered into and will not enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of Seller to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

(e).           Financial Ability. The parent of Buyer presently has a financial commitment to provide the capital to Buyer necessary to fund, and Buyer on the Closing Date will have the financial resources to pay, the Purchase Price and the Assumed Liabilities existing as of the Closing Date.  Buyer shall deliver to Seller upon execution of this Agreement the equity commitment letter from the parent of Buyer containing such commitment, which commitment shall be subject to the satisfaction of the terms and conditions of this Agreement by Buyer and Seller and the Closing.

(f).           Disclosure.  No representation or warranty made by Buyer in this Agreement or as provided herein contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein not false or misleading.

Section 6.               CERTAIN COVENANTS AND AGREEMENTS.

(a).           Nondisclosure. Seller shall not, at any time after the Closing, divulge, furnish to or make accessible to anyone other than Buyer any Knowledge or information with respect to processes, inventions, discoveries, improvements, formulae, plans, material, devices or ideas or know-how, whether patentable or not, in each case that are proprietary and confidential to Aviation or with respect to any confidential and proprietary aspects of Aviation’s business (including without limitation, customer lists, supplier lists and pricing arrangements with customers or suppliers) (“confidential information”); provided, that nothing herein shall prohibit Seller from complying with any order or decree of any court of competent jurisdiction or governmental authority, but Seller shall, to the extent reasonably practicable, give Buyer timely notice of the receipt of any such order or decree.

Any information, which (i) at or prior to the time of disclosure by Seller was generally available to the public through no breach of this covenant, (ii) was available to the public on a nonconfidential basis prior to its disclosure by Seller or (iii) was made available to the public from a third party provided that such third party did not obtain or disseminate such information in breach of any legal obligation to Seller, shall not be deemed confidential information for purposes hereof, and the undertakings in this covenant with respect to confidential information shall not apply thereto.

(b).           Conduct of Business. Except as expressly contemplated by this Agreement, the Bankruptcy Code, other applicable Law or any ruling or Order of the Bankruptcy Court, including any DIP Financing Order or any Order authorizing the use of Cash Collateral, or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), from the date hereof through the Closing Date, (i) Seller shall not take any action that would result in or by unreasonable inaction permit to occur any material change in the Aviation Business or the occurrence of any of the events specified in Section 4(v)(iii), and (ii) Seller shall operate the Aviation Business in the ordinary course, and (iii) Seller shall comply with the terms and conditions of the Master Lease and all other Assumed Aviation Contracts and pay or satisfy its liabilities when due in the ordinary course of business. Without limiting the generality of the foregoing, Seller will not, enter into, amend, accelerate payments under, renew or otherwise modify any Aviation Contract outside the ordinary course of business or if it involves an amount that exceeds $25,000 in the aggregate without Buyer’s consent. Seller will maintain its goodwill and keep the Aviation Business and its properties substantially intact, including its present operations, physical facilities, equipment, books and records, working conditions and material relationships with lessors, lessees, customers, vendors and employees.

(c).           Changes in Representations and Warranties. Except as expressly contemplated by this Agreement, the Bankruptcy Code, other applicable Law or any ruling or Order of the Bankruptcy Court, including any DIP Financing Order or any Order authorizing the use of Cash Collateral, or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Closing Date, Seller shall use its best efforts to not enter into any transaction, take any action, or by unreasonable inaction permit an event to occur, which would result in any of its representations and warranties herein contained not being true and correct in any material respect at and as of the Closing Date. Seller shall promptly give written notice to Buyer and Buyer shall promptly give written notice to Seller upon becoming aware of (i) any fact which, if known on the date hereof, would have been required to be set forth or disclosed pursuant to this Agreement and (ii) any impending or threatened breach in any material respect of any of the representations and warranties contained in this Agreement and with respect to the latter shall use all reasonable efforts to remedy same.

(d).           Mutual Cooperation. The parties hereto shall cooperate with each other, and shall use all reasonable efforts to cause the fulfillment of the conditions to the parties’ obligations hereunder and to obtain as promptly as possible all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement. Seller and Buyer shall work together to obtain and deliver to Buyer all requisite approvals and consents from governmental or regulatory bodies or agencies, whether federal, state, local or foreign, as set forth hereto in Schedule D, which are material to the consummation of the transactions contemplated hereby, including the Sale Order and such other Orders required from the Bankruptcy Court to implement the transactions contemplated hereby. Seller and Buyer shall further work together to obtain and deliver to Buyer all requisite approvals and consents pursuant to leases, contracts, agreements, permits or licenses, as set forth hereto in Schedule C, which are material to the consummation of the transactions contemplated hereby, including entry of an Order from the Bankruptcy authorizing the assumption and assignment of the Assumed Aviation Contracts and Permits in accordance with Section 365 of the Bankruptcy Code.

(e).           Access to Business. Seller shall, from the date hereof up to and including the Closing Date, permit Buyer and Buyer’s attorneys, accountants, agents and representatives full access to the books, records, business, assets and employees of Aviation at any reasonable time during normal business hours and in any reasonable manner, upon reasonable notice and without undue interruption to the business of Aviation. Buyer shall have the right, after consultation with and under the supervision of Seller, to meet with employees, customers and suppliers of Aviation (but only in the presence of Wolcott R. Blair and such other representative of Seller as Seller shall designate), and Seller shall give Buyer full cooperation with respect thereto as reasonably requested.

(f).           Further Assurances. From and after the Closing Date, from time to time, at the others’ request and without further consideration, Seller and Buyer shall execute and deliver such other instruments and take such actions with respect to the Assets and the other transactions contemplated herein as Buyer or Seller may reasonably require.

(g).           Names.

(i).           Seller is the owner of the right, title and interest in the name “RONSON AVIATION” and all goodwill associated therewith for use only in conjunction with the Aviation Business; provided, however, that Seller only has the right to use the name “RONSON” in conjunction with the term “Aviation”.  Notwithstanding Seller’s rights, from and after the Closing, Buyer shall have the limited right, to the exclusion of Seller, to use the trade name “Ronson Aviation”; provided, however, that (x) Buyer shall only use the name “RONSON” in conjunction with the term “Aviation”, and (y) Buyer shall use such names only in connection with the Aviation Business as conducted by Aviation at the time of the Closing.  Buyer shall have no right to the use of any variants or derivations of the name “Ronson Aviation”, including the use of the name “RONSON” not in conjunction with the term “Aviation”, or to sell or assign the use of the name to any other person or entity; provided, however, that Buyer may sell or assign the name “Ronson Aviation” to a person or entity purchasing Buyer’s business and associated assets (the “Subsequent Buyer”) so long as the name is only used in connection with the Aviation Business, as being sold to Buyer hereunder, and that the Subsequent Buyer is bound by the limitations respecting use of the name “Ronson Aviation” hereunder.

(ii).           In the event of any actual confusion between Buyer and Seller or Zippo Manufacturing Company resulting from Buyer’s limited right to use the name “Ronson Aviation”, Buyer agrees to take such reasonable steps as may be necessary to prevent any further confusion, including, for example, indicating in publically distributed literature, brochures, advertising and the like, including its letterhead, that Buyer is not affiliated with Seller or Zippo Manufacturing Company, provided, however, that no existing literature, brochures, advertising and the like, including letterhead, of Aviation results in any such actual confusion and that Buyer shall not be required to modify or discontinue the use of any such materials.

(iii).           Zippo Manufacturing Company, as owner of all right, title and interest in the name “RONSON”, except for the rights of Seller as specifically set forth herein, shall not be restricted in any manner from using the name “Ronson” in connection with any business.

(h).           Tax Matters.

(i).           No new elections with respect to Taxes, or any changes in current elections with respect to Taxes, affecting the Assets or the Aviation Business shall be made after the date of this Agreement without the prior written consent of Buyer.  Seller shall not compromise or settle any issue relating to Taxes with respect to the Assets or the Aviation Business if such compromise or settlement reasonably could be expected to affect any Tax that relates to the Assets or the Aviation Business after the Closing Date.

(ii).           Buyer and Seller agree that the sale, transfer, assignment and delivery of the Assets pursuant to this Agreement constitutes a transfer in bulk of all or any part of Seller’s Aviation Business assets, other than in the ordinary course of business, and shall be treated as a casual or bulk sale exempt from sales and use Taxes.  Neither Seller nor Buyer shall take any position on any Tax Return or in any Tax audit or proceeding that is inconsistent with such treatment.  Buyer and Seller shall notify each other as soon as reasonably practical of any audit adjustment or proposed audit adjustment by any taxing authority that affects such treatment.

(iii).           Seller shall be responsible for any and all sales, transfer, documentary and other similar Taxes and all recording and filing fees payable in connection with the sale, transfer, assignment and delivery of the Assets pursuant to this Agreement.

(iv).           Seller shall be liable for all Taxes relating to the Assets or the Aviation Business attributable to any Tax Period (or portion thereof) ending on or before the Closing Date.  Seller shall, at the Seller’s expense, prepare and file, or cause to be prepared and timely filed, all Tax Returns with respect to the Assets and the Aviation Business (including such Tax Returns filed pursuant to any valid extension of time to file) with respect to any Tax Period ending on or before the Closing Date.  All real property taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period which includes (but does not end on) the Closing Date  (“Apportioned Taxes”) shall be apportioned between Seller and Buyer based on (A) the most recent and available tax statements and (B) the number of days of such taxable period from the beginning of such taxable period through the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”).  Seller shall be liable for the proportionate amount of Apportioned Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of Apportioned Taxes that is attributable to the Post-Closing Tax Period.  Seller’s proportionate amount of Apportioned Taxes shall be deducted from the Purchase Price pursuant to Section 2(a).

For purposes of this Agreement:

“Tax” or “Taxes” shall mean taxes of any kind, liens or other assessments, customs duties, imposts, charges or fees, including, without limitation, gross receipts, ad valorem, value-added, excise, real or personal property, asset, sales, use, stamp, stock transfer, license, payroll, transaction, capital, net worth and franchise taxes, withholding, employment, social security, workers’ compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to such tax.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any governmental authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any law relating to any Tax.

(i).           Insurance. Seller will continue to maintain its existing insurance policies up to the Closing Date, and Buyer shall be responsible for obtaining insurance covering Buyer with respect to operation of the Aviation Business on or after the Closing Date.

(j).           Exclusivity. From the execution of this Agreement by the parties until August 27, 2010, Seller and its officers, directors, employees, affiliates, agents and representatives (“Seller Affiliates”) shall not directly solicit offers from, negotiate with, or enter into any agreement with any third parties, or in any manner encourage any proposal by, or provide confidential information relating to the Aviation Business to, any other person or entity relating to the acquisition of substantially all of the Assets or the Aviation Business, in whole or in part, whether directly or indirection, through purchase, merger, consolidation or otherwise.

(k).           ISRA Compliance.

(i).           Buyer and Seller each acknowledge that the Real Property or any portion thereof constitutes an “industrial establishment” as defined under the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq, the regulations promulgated thereunder, and any successor or amended legislation or regulations (hereinafter collectively called “ISRA”), Seller shall, as a condition precedent to Seller’s and Buyer’s obligation to consummate the transaction contemplated herein, obtain compliance with the requirements of ISRA to permit  the consummation of the transaction (“ISRA Closing Compliance”).  Seller may achieve ISRA Closing Compliance by submitting a Remediation Certification as permitted pursuant to ISRA.  Seller shall use due diligence to satisfy the aforesaid condition.

(ii).           On or after the Closing, if the Seller uses a Remediation Certification as ISRA Closing Compliance, Seller shall only be responsible to achieve ISRA Compliance (as hereinafter defined) concerning Hazardous Substances existing as of the Closing or caused by the Seller after the Closing.  Seller shall obtain ISRA Compliance and separately or together therewith obtain an RAO or a No Further Action Letter (“NFA”) for DEP Case Number 98-08-11-0801-58 and UST # 0053714 (“UST Case Closure”).  Subject to providing Buyer with ten (10) business days’ notice of the intended remediation workplan activities and a schedule for performance and completion of same, and subject to Seller’s obligations in Section 6(k)(iv), Seller and Seller’s representatives shall have access to the Real Property during normal business hours to do whatever is necessary to achieve ISRA Compliance and UST Case Closure.  The term “ISRA Compliance” as used herein shall mean that Seller shall have received (i) a Response Action Outcome (“RAO”) from a Licensed Site Remediation Professional (“LSRP”) or an  NFA from the DEP, approving Seller’s negative declaration; (ii) a RAO from an LSRP or NFA letter from the DEP approving the Remedial Action Report or similar report setting forth the remedial action undertaken to implement the approved ISRA Remedial Action Workplan, but subject to satisfying any initial Remedial Action (“RA”) permit requirements arising post-RAO or post-NFA from the approved RAWP (but not any Remedial Action permit requirements after securing the RA permit and undertaking any initial requirements in connection therewith); or (iii) a De Minimis Quantity Exemption, subject to and in accordance with applicable ISRA regulations. For purposes of this Section 6(k), the term “Hazardous Substances” shall have the same meaning as defined in ISRA.   After Closing, Buyer shall not take any action, including without limitation any construction activity, which materially interferes with or prohibits the achievement of ISRA Compliance or UST Case Closure without Seller’s approval.  Subject to Buyer’s right to review in advance and comment upon Seller’s proposed remediation workplan(s),  Buyer agrees to allow Seller to use any method available at law to achieve ISRA Compliance and UST Case Closure, including, without limitation, engineering controls or institutional controls as defined in N.J.S.A. 58:10B-1,  classification exception areas, or well restriction areas, provided such engineering controls, institutional controls, classification exception areas and well restriction areas do not  adversely impact Buyer’s full use of the Real Property as used on the date of this Agreement.  Buyer agrees to execute any document necessary or helpful in the effort to achieve the goals of this Section 6(k), whether before or after Closing.  Once Seller has achieved ISRA Compliance and UST Case Closure, Buyer shall be responsible, at its sole cost and expense, for complying with any and all further requirements of Environmental Laws, including without limitation any monitoring, reporting or other conditions of the ISRA Compliance, subject to the provisions of subsection 6(k)(vi) below concerning funding sources for such monitoring, reporting and conditions of ISRA Compliance and UST Case Closure. Notwithstanding the foregoing, compliance with any additional remediation requirements arising from a DEP audit undertaken pursuant to the Site Remediation Reform Act (“SRRA”) of an RAO obtained by Seller in connection with ISRA Compliance or UST Case Closure (“DEP RAO Audit”) shall be Seller’s responsibility.

(iii).           Buyer shall be liable for any Hazardous Substances on, at, from or of the Real Property the Discharge of which occurs on or after the Closing Date unless caused by Seller or Seller’s agents, representatives, consultants or contractors, including, without limitation, all costs incurred to achieve ISRA Compliance and UST Case Closure for such Hazardous Substances.  Buyer hereby releases Seller from and agrees to indemnify and hold Seller harmless from any and all liability of any nature arising out of, or in any way related to,  any Discharge of Hazardous Substances on, at, from or of the Real Property (i) which occurs on or after the Closing Date, unless caused by Seller or Seller’s agents, representatives, consultants or contractors; or (ii) which remains on the Real Property after Seller achieves ISRA Compliance and UST Case Closure, provided that in the event that any additional remediation requirements arising from a DEP RAO Audit results in the identification of Hazardous Substances on, at, from or of the Real Property existing on or prior to the Closing Date, then such Hazardous Substances shall remain the responsibility and obligation of Seller to address in accordance with this Section 6(k).

(iv).           Buyer waives any right it may have now or in the future to void the conveyance by Seller to Buyer.  Further, so long as Seller uses reasonable efforts and acts reasonably and in good faith to avoid interfering with Buyer’s operations on the Real Property and is complying with the obligations under this Section 6(k), including but not limited to providing Buyer with adequate advanced notice and the opportunity to comment upon any proposed remediation work pursuant to Section 6(k)(ii) above, Buyer waives any right it may have now or in the future to assert any claim on its behalf, or on behalf of any third party, against Seller arising from or in any way related to interference with the right to the quiet use and enjoyment of the Real Property, including, without limitation, loss of income, rents or profits, arising from the presence of Hazardous Substances at the Real Property or the effort to achieve ISRA Compliance.

(v).           Seller shall be solely responsible for all proposals, negotiations, discussions and agreements with the DEP pursuant to ISRA and the effort to obtain UST Case Closure.  Unless and until either (A) it is determined by a court of competent jurisdiction that Seller is not diligently and reasonably pursuing achievement of ISRA Compliance or (B) DEP indicates in writing its conclusion that Seller is not complying with (i) its obligations under ISRA or (ii) the applicable requirements under either the Administrative Rules for Remediation of Contaminated Sites, N.J.A.C. 7:26C-1 et seq., or the Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1 et seq.,  Buyer shall not propose, negotiate, discuss or agree with the DEP to anything pertaining to Seller’s efforts to comply with ISRA or obtain UST Case Closure without Seller’s written consent and/or Seller’s presence during any such discussion between Buyer and DEP; and if Buyer violates the provisions of this sentence Buyer shall pay for whatever it proposed, negotiated, discussed or agreed to in excess of what Seller had proposed, negotiated, discussed or agreed to.  Buyer shall reasonably cooperate with Seller in Seller’s efforts to achieve ISRA Compliance, including, without limitation, the execution of any and all documents which must be executed by Buyer before or after the Closing.

(vi).           Financial assurance as required pursuant to ISRA shall be established pursuant to and in accordance with ISRA regulations and posted at the Closing in the form of a remediation trust fund (the “Remediation Funding Source”) which form shall comply with ISRA, in the amount of Two Hundred Fifty Thousand Dollars ($250,000) and shall be funded as provided at Section 2(a)(i).  Seller shall be permitted to withdraw funds from the Remediation Funding Source to pay for any and all costs of Seller reasonably necessary to obtain ISRA Compliance and comply with ISRA (such costs “ISRA Compliance Costs”).  Upon Seller’s receipt of ISRA Compliance, the funds held in the Remediation Funding Source shall be released to Seller, provided, however, that if funds are required pursuant to ISRA or NJDEP rules to remain in the Remediation Funding Source to pay for monitoring, reporting or other post-RAO or post-NFA conditions of the ISRA Compliance, such funds shall remain in the Remediation  Funding Source.  The remainder of the Remediation Funding Source, if any, shall be released to Seller, and Buyer shall be permitted to withdraw such funds retained in the Remediation Funding Source to pay for the monitoring, reporting or other post-RAO or post NFA conditions of the ISRA Compliance.  Subject to the requirements of Schedule II of the Escrow Agreement, Seller shall be permitted to withdraw funds from the Environmental Escrow as set forth in the Escrow Agreement  to pay for any and all costs of Seller which specifically relates to obtaining the UST Case Closure (including to the extent UST Case Closure is achieved through achieving ISRA Compliance, to comply with ISRA with respect to the UST Case Closure).  Seller shall be entitled to withdraw funds from the Environmental Escrow to pay the costs of the UST Case Closure; however, any expense incurred to obtain both UST Case Closure and ISRA Compliance shall be presumed to be 50% for UST Case Closure for purposes of withdrawing funds from the Environmental Escrow.  Upon Seller’s receipt of UST Case Closure, Seller shall be entitled to withdraw funds from the Environmental Escrow to fund any funding source that has been established (including, if applicable, the Remediation Funding Source) or is required by Environmental Laws or NJDEP regulations to be established to secure performance of any monitoring, reporting or other post-RAO or post-NFA conditions specific to the UST Case Closure.  In the event that Seller opts to use the Remediation Funding Source to address any post-RAO or post-NFA conditions specific to the UST Case Closure, the cost for any such remediation work that would concurrently promote the achievement of both ISRA Compliance and UST Case Closure would be allocated on a 50%-50% basis between the funds originating from the Environmental Escrow and the funds which were originally used to establish the Remediation Funding Source.

(vii).           The provisions of this Paragraph 6 shall survive the Closing.

(l).           Non-Competition; Non-Solicitation.

(i).           Parent and Seller each agrees that it will not at any time, within the five-year period immediately following the Closing Date, directly or indirectly, invest in, own, manage, operate, finance, control, advise, render services to or guaranty the obligations or otherwise engage in, or have any interest in, any person, firm, corporation, or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, or otherwise) that engages or plans to engage in any activity in the states of New York, New Jersey, Delaware and Pennsylvania, which activity is the same as, similar to, or competitive with the fixed base operation business which comprises the Aviation Business. Notwithstanding the foregoing, ownership by Parent or Seller, as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock, outstanding debt instruments or other securities convertible into capital stock or debt instruments of any corporation listed on a national securities exchange or publicly traded on any nationally recognized over the counter market shall not constitute a breach of this Section 6(l)(i).

(ii).           Seller and Parent each agrees not to divulge, communicate, use to the detriment of Buyer or for the benefit of any other person or person, or misuse in any way, any confidential information or trade secrets of Seller or the Aviation Business, including personnel information, customer lists, or other confidential technical data. After the Closing Date, Seller and Parent each agrees that Seller and Parent will not disparage Buyer or any of Buyer’s members, directors, officers, employees or agents.

(iii).           Seller and Parent each agrees that it will not at any time within the five-year period immediately following the Closing Date, directly or indirectly: (i) cause or attempt to cause any employee of Buyer to terminate his or her employment or agency relationship with Buyer; (ii) interfere or attempt to interfere with the relationship between Buyer, on the one hand, and any employee of Buyer, on the other hand; (iii) solicit or attempt to solicit (other than by means of an advertisement directed towards the general public) any employee, customer or supplier of Buyer; (iv) conduct business related to the Aviation Business of any kind with any employee of Buyer; or (v) solicit or attempt to solicit, approach or accept an approach from a Person who was at any time during the twenty-four (24) months ending on the Closing Date a customer or client of Aviation with a view to obtaining them as a customer in a business that is the same as or in competition with the Aviation Business. Notwithstanding the foregoing, nothing in this Section 6(l)(iii) shall prevent Seller or Parent from hiring any individual who applies for employment without prior solicitation by Seller or Parent (other than by means of advertisement directed towards the general public).

(iv).           In the event of any actual or threatened breach of any part of this Section 6(l) by Seller or Parent, or any of their respective executive officers, Buyer shall be entitled to injunctive relief and to such other relief as may be proper.

(m).           Proration. The parties shall prorate all prepaid expenses arising out of the operation of the Business that are incurred, accrued or payable, as of the Closing Date.  The items to be prorated shall include power and utilities charges, lease payments, real and personal property taxes upon the basis of the most recent tax bills and information available, security deposits, and similar prepaid and deferred items. On the Closing Date, the prorations shall, insofar as determinable, be calculated and paid on the Closing Date in cash or other immediately available funds, but not as an adjustment to the Purchase Price.  Any prorations, to the extent not determined on the Closing Date shall be determined within 90 days of the Closing Date, with final settlement and payment in cash or other immediately available funds to be made within ten days after the determination thereof.  In the event of any disputes among the parties as to such prorations, the amounts not in dispute will nonetheless be paid at such time and such disputes will be resolved by an independent certified pubic accountant mutually acceptable to the parties, and the fees and expenses of such accountant will be paid one-half by Sellers and one-half by Buyer.  The decision of such accountant will be conclusive and binding on the parties.

(n).           Post-Closing Access. From and after the Closing, Buyer shall provide to Seller and its accountants, counsel and other representatives access to such books and records of the Aviation as may be reasonably required by Seller to comply with applicable laws; provided that Seller shall maintain the confidentiality of all such information.

(o).           Survival.  The provisions of Sections 6(a), 6(f), 6(g), 6(h), 6(k), 6(l), 6(m) and 6(n) shall survive the Closing.

Section 7.               BANKRUPTCY MATTERS.

(a).           Bankruptcy Filings by Seller. Within two (2) business days of the execution of this Agreement, Seller will file and serve and thereafter diligently prosecute:

(i).           the Sale Procedures Notice requesting the entry of the Sale Procedures Order substantially in the form annexed hereto as Exhibit C (the “Sale Procedures Order”) approving the bidding procedures and the bidding protections set forth therein (the “Bidding Procedures”); and

(ii).           a motion with the Bankruptcy Court (the “Sale Motion”) requesting entry of an order substantially in the form annexed hereto as Exhibit B (the “Sale Order”) that approves the sale of the Assets to Buyer on the terms and conditions set forth in this Agreement and authorizes and directs the Seller to proceed with the Closing.

(b).           Service of Sale Motion. Except to the extent determined by the Bankruptcy Court, Seller will serve a copy of the Sale Motion in accordance with the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure. Seller will provide Buyer with a list of such Persons to which service of the Sale Motion has been provided and agrees to serve such other persons as Buyer reasonably requests.

(c).           Copies of Pleadings. Seller shall provide Buyer with drafts of all documents, motions, orders, filings or pleadings that it proposes to file with the Bankruptcy Court that relate to the approval of this Agreement and the consummation of the transactions contemplated hereby, and will provide Buyer with reasonable opportunity to review and approve such filings. Seller shall also promptly (within one (1) business day) provide Buyer with copies of all pleadings received by or served by or upon Seller in connection with the Bankruptcy Case that relate to or may reasonably be expected to affect the transactions provided for in this Agreement and which have not otherwise been served on Buyer.

Section 8.                CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE.

The respective obligations of each party to effect the Closing hereunder shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(b).           No Litigation. As of the Closing Date, there shall not be in effect any litigation, judgment, preliminary or permanent injunction or other order or decree by any federal or state court or administrative agency having competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated in this Agreement.

(c).           No Change in Law. There shall not have been any action, or any statute enacted, by any government or agency thereof which would in any material respect prohibit or render the parties unable to consummate the transactions contemplated herein or make the transactions contemplated herein illegal.

(d).           Bankruptcy Proceedings. The Bankruptcy Court shall have entered (i) the Sale Procedures Order, substantially in the form attached to this Agreement as Exhibit C no later than September 10, 2010, and (ii) the Sale Order approving this Agreement, substantially in the form attached to this Agreement as Exhibit B, and such Sale Order, among other things: (A) shall include a determination that Buyer is a purchaser in good faith within the meaning of section 363(m) of the Bankruptcy Code and, therefore, entitled to the protections of such section, (B) shall include a waiver of the fourteen (14) day stay set forth in Federal Rule of Bankruptcy Procedure 6004(h), and (C) shall not have been stayed or otherwise limited as to its terms or effectiveness; and the Sale Order (x) shall no longer be able to be the subject of a timely appeal, (y) shall not have been reversed or stayed at the time of Closing and (z) shall not be the subject of an appeal or motion for rehearing or new trial, provided however, that Buyer, in its sole and absolute discretion, may elect to proceed with the Closing even if an appeal from or a motion for rehearing or new trial on the Sale Order is pending.

(e).           Approvals and Consents. All material filings, approvals and consents necessary to permit the parties to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

Section 9.               CONDITIONS TO OBLIGATIONS OF BUYER. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the waiver by Buyer, within the time period specified in each condition or, absent a specified time period, on or prior to the Closing Date, of the following conditions:

(a).           Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be deemed to have been made on and as of the Closing Date and the representations and warranties of Seller that are qualified by materiality (considered collectively and individually) shall have been true and correct at and as of the date hereof and at and as of the Closing Date, and the representations and warranties of Seller that are not so qualified shall then be true and correct in all material respects as of the date hereof and as of the Closing Date.  On the Closing Date, Seller shall have delivered to Buyer an officer’s certificate to such effect.

(b).           Seller’s Performance. Each of the obligations of Seller to be performed on or before the Closing Date, pursuant to the terms of this Agreement, shall have been duly performed in all material respects by the Closing Date, and on the Closing Date Seller shall have delivered to Buyer an officer’s certificate to such effect.

(c).           Instruments of Conveyance and Transfer. At the Closing, Seller shall have delivered to Buyer such bills of sale, endorsements, assignments including assignments of leases and contracts, estoppels and other good and sufficient instruments of conveyance and transfer, in form and substance reasonably satisfactory to Buyer and its counsel, as are effective to vest in Buyer good and marketable title to the Assets.  Simultaneously with such delivery, Seller shall take or cause to be taken all such other steps as are reasonably necessary to put Buyer in actual possession and operating control of the Assets.

(d).           Transaction Expenses. The Bankruptcy Court shall have approved the right of the Seller to reimburse Buyer for the Transaction Expenses (as hereinafter defined) in accordance with Section 14(a).

(e).           Master Lease. The County of Mercer shall have approved in writing the Consent to Assignment and Second Amendment in the form attached hereto as Exhibit D and the Landlord Estoppel and Consent in the form attached hereto as Exhibit E, within thirty (30) days of the date hereof, which Buyer and Seller may extend for up to an additional sixty (60) days, and there shall have been no further amendments, modifications or waivers of any provisions of the Master Lease. In the event either the Bankruptcy Court does not approve this Agreement or the transactions contemplated herein, or the County of Mercer does not consent to the assignment of the Master Lease, within this time period, this Agreement shall be null and void and neither party shall have any rights or obligations against the other and the Deposit shall be returned to Buyer, together with all interest accrued thereon.

(f).           No Material Adverse Change. There shall not have occurred since the date hereof any material adverse change in the business, assets, liabilities, earnings or financial condition of Aviation.

(g).           Title Policy. A title insurance company shall be irrevocably committed to issue to Buyer, at its cost and expense and in form and substance reasonably acceptable to Buyer, a leasehold policy of title insurance insuring, as of the Closing Date, Buyer’s leasehold interest in the Real Property.

Section 10.             CONDITIONS TO OBLIGATIONS OF SELLER. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or the waiver by Seller, on or prior to the Closing Date, of the following conditions:

(a).           Representations and Warranties True at the Closing Date. The representations and warranties of Buyer contained in this Agreement shall be deemed to have been made on and as of the Closing Date and representations and warranties of Buyer that are qualified by materiality (considered collectively and individually) shall have been true and correct at and as of the date hereof and at and as of the Closing Date, and the representations and warranties of Buyer that are not so qualified shall then be true and correct in all material respects as of the date hereof and as of the Closing Date.  On the Closing Date, Buyer shall have delivered to Seller an officer’s certificate to such effect.

(b).           Buyer’s Performance. (i) Each of the obligations of Buyer to be performed on or before the Closing Date, pursuant to the terms of this Agreement, shall have been duly performed in all material respects by the Closing Date, and on the Closing Date Buyer shall have delivered to Seller an officer’s certificate to such effect, (ii) Buyer shall have paid the Purchase Price in accordance with Section 2 above and (iii) Buyer shall have delivered to Seller an instrument of assumption in form and substance reasonably satisfactory to Seller and its counsel pursuant to which Buyer shall assume the Assumed Liabilities.

Section 11.              NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES, ETC. All statements contained in the Schedules hereto or in any certificate or instrument of conveyance delivered by or on behalf of the parties pursuant to this Agreement or in connection with the transactions contemplated hereby shall be deemed representations and warranties by the parties hereunder.

(a).           Survival of Representations, Warranties, Etc. The representations and warranties of the Seller and Buyer shall terminate at closing, except that the representations and warranties of the Seller set forth in Section 4(m) hereof shall survive for a period ending on the later of (x) fifteen (15) months from the Closing Date; (y) Seller’s receipt of ISRA Compliance or (z) Seller’s receipt of the UST Case Closure (the “Survival Period”).

(b).           Environmental Indemnity. Seller shall indemnify and hold harmless Buyer and its officers, directors, shareholders, employees and affiliates (“Buyer Indemnified Parties”) against and in respect of any and all claims, causes of action, liabilities, losses, damages, deficiencies, costs or expenses including, without limitation, the reasonable fees and expenses of counsel (“Losses”) resulting from any breach of any representation or warranty made by Seller in Section 4(m) hereof or a breach of Seller’s obligations pursuant to Section 6(k) hereof, subject in the case of any breach of Section 6(k), to reasonable notice to Seller and reasonable opportunity to cure any breach that is capable of cure; provided, however, that any claim for indemnification by Buyer pursuant to this Section 11(b) is made (i) prior to the expiration of the Survival Period in the case of any breach of the environmental representations or warranties made by Seller in Section 4(m); or (ii) prior to the expiration of the three (3) year period during which a DEP RAO Audit may by law occur following ISRA Compliance and UST Case Closure in the case of any breach by Seller of its ISRA Compliance obligations under Section 6(k).  Seller’s liability for any breach of Section 4(m) shall not exceed, in the aggregate, the sum of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00) (the “Environmental Escrow Amount”).  Nothing herein shall be deemed to limit Seller’s obligations under Section 6(k) hereunder.

(c).           Environmental Escrow. At Closing, a portion of the Purchase Price equal to TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00), together with the accrued interest on such portion, shall be placed in escrow with the Escrow Agent out of the Deposit pursuant to the Escrow Agreement, which amount shall be held in escrow (the “Environmental Escrow”) as prescribed in Paragraph 3 of the Escrow Agreement, until three (3) years from the date both ISRA Compliance and UST Case Closure are achieved.  The Environmental Escrow Amount shall be the sole recourse of Buyer to satisfy any claims of Buyer for indemnification arising from any breach by Seller of Section 4(m).  The Environmental Escrow may also be used for the purposes and subject to the conditions set forth in Schedule II of the Escrow Agreement.  Any portion of the Environmental Escrow not used for the purposes described in this Section 11(c) and any interest earned thereon shall be distributed to Seller in accordance with the terms of the Escrow Agreement upon expiration of the three (3) year period during which a DEP RAO Audit may by law occur following ISRA Compliance and UST Case Closure.  The Environmental Escrow Amount shall be held and disbursed solely for the purposes and in accordance with the terms hereof and the Escrow Agreement.

Section 12.             NEW JERSEY TAX CLEARANCE. Seller will comply with the Bulk Sales Act in effect in New Jersey.  Within fifteen (15) days of the execution of this Agreement but in no event later than ten (10) days prior to Closing, Seller shall (i) cooperate with Buyer in filing New Jersey Division of Taxation Form C-9600 (Notification of Sale, Transfer, or Assignment in Bulk) or any successor form and (ii)  apply to the Division of Taxation of the State of New Jersey for a Tax Clearance Certificate, including filing New Jersey Division of Taxation Form TTD (Asset Transfer Tax Declaration) or any successor form, for the transaction herein contemplated.  At the Closing, Seller shall present the letter received from the Division of Taxation in response to the application.  Seller agrees to place into escrow with the Escrow Agent such amount, if any, that the Division may request in its response to Seller’s application.  The Escrow Agent may release the amount so placed into escrow upon receipt of notice from the Division of Taxation that the escrow may be released to Seller.  Seller agrees that the amount placed into escrow shall be treated as received by the Seller for purposes of compliance with the delivery of the Purchase Price as set forth in Section 2(a) hereof.

Section 13.             DISCLAIMER. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NO WARRANTIES OR REPRESENTATIONS, EITHER EXPRESS OR IMPLIED, ARE MADE WITH RESPECT TO THE TITLE, MAINTENANCE, REPAIR, CONDITION, DESIGN OR MARKETABILITY OF ANY OF THE ASSETS OF AVIATION, INCLUDING WITHOUT LIMITATION, WITH RESPECT TO ANY PERSONAL PROPERTY, EQUIPMENT OR FIXTURES, (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR (iii) ANY CLAIM BY BUYER FOR DAMAGE BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING THE EXPRESS INTENTION OF SELLER AND BUYER THAT THE ASSETS OF AVIATION BEING TRANSFERRED TO BUYER HEREUNDER BE TRANSFERRED, EXCEPT AS SET FORTH IN SECTION 4(f)(iv), IN THEIR PRESENT CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS,” WITH ALL FAULTS.

Section 14.             EXPENSES.

(a).           Transaction Expenses and Break-Up Fee. In consideration of the due diligence and good faith negotiations conducted by and on behalf of the Buyer and of Buyer’s entering into this Agreement, and in recognition of the Buyer’s work in (i) establishing a bid standard or minimum for other bidders; (ii) placing estate property in a sales configuration mode attracting other bidders; and (iii) serving, by its name and its expressed interest, as a catalyst for other bidders, Seller shall timely request and diligently prosecute approval of the Bankruptcy Court to pay Buyer (a) all reasonable and documented, out-of-pocket third party and internal attributed expenses associated with the investigation, underwriting, due diligence, negotiation, documentation and consummation of the transactions contemplated by this Agreement, and fees and expenses of legal counsel, accounting and environmental consultants, in an amount not to exceed $300,000.00 (the “Transaction Expenses”), and (b) a break-up fee in the amount of $200,000 (the “Break-Up Fee”). The Transaction Expenses and the Break-Up Fee shall be payable only in the event the Assets are sold to a third party (an “Alternate Transaction”) or the Closing does not occur due to Seller’s willful and material breach of its obligations under the Agreement, including its willful abandonment of the sale process (collectively, a “Willful Seller Termination”).  The Transaction Expenses and the Break-Up Fee shall be subject to Bankruptcy Court approval and allowance.  Seller will use their best efforts to secure approval of the Transaction Expenses and the Break-Up Fee by the Bankruptcy Court.  In the event the Bankruptcy Court approves an Alternate Transaction, the Transaction Expenses and the Break-Up Fee shall be payable to Buyer three (3) business days after the date of Closing of an Alternate Transaction and approval of the Transaction Expenses and the Break-Up Fee by the Bankruptcy Court.  Nothing herein shall prohibit or be deemed to prohibit Buyer in the case of a Willful Seller Termination from filing a motion before the Bankruptcy Court, on notice to Seller, for the payment of its allowed Transaction Expenses and/or the Break-Up Fee (to the extent not otherwise paid to Buyer) prior to the confirmation of any plan in Seller’s bankruptcy cases.

(b).           Obligation for Fees and Expenses. Except with respect to the Transaction Expenses, Seller agrees that all fees and expenses incurred by Seller in connection with the negotiation, preparation, execution or performance of this Agreement shall be borne by Seller and Buyer agrees that all fees and expenses incurred by Buyer in connection with the negotiation, preparation, execution or performance of this Agreement shall be borne by Buyer.

Section 15.               WAIVER. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

Section 16.               NOTICES, ETC. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

If to Seller:	Ronson Aviation, Inc.
c/o RCLC, Inc. (f/k/a Ronson Corporation)
Justin Walder, Secretary
Walder Hayden & Brogan, PA
5 Becker Farm Road
Roseland, NJ 07068-1741

with a copy to:	Szaferman, Lakind, Blumstein & Blader, P.C.
Quakerbridge Executive Center
101 Grovers Mill Road, Suite 104
Lawrenceville, New Jersey 08648
	Att:	Barry D. Szaferman, Esq.
Lionel J. Frank, Esq.
		Telephone:	(609) 275-0400
		Telecopier:	(609) 275-4511

and

Cole, Schotz, Meisel, Forman & Leonard, P.A.
Court Plaza North
25 Main Street
Hackensack, New Jersey 07601
		Att:	Alan Rubin, Esq.
		Telephone:	(201) 525-6325
		Telecopier:	(201) 678-6325

If to Buyer, at such address as Buyer shall notify Seller in writing with a copy to:

Hogan Lovells US LLP
1470 Walnut Street, Suite 200
Boulder, Colorado 80302
Att:	Carin Cutler, Esq.
Telephone:	720-406-5362
Telecopier:	720-406-5301

Any party may, by written notice to the other, change the address to which notices to such party are to be delivered or mailed.

Section 17.             ENTIRE AGREEMENT: AMENDMENT. This Agreement sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof and thereof including all such agreements, arrangements and understandings between Seller and Buyer. No representation, promise, inducement or statement of intention has been made by Seller or Buyer which is not embodied in this Agreement, the Schedules hereto, or the written statements, certificates or other documents delivered pursuant hereto, and neither Seller nor Buyer shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement may be amended or modified only by a written instrument executed by Seller and Buyer or by their permitted successors and assigns.

Section 18.             DISCLOSURE. Neither Seller nor Buyer shall issue any press releases or make any public announcements of any of the transactions contemplated by this Agreement except as may be mutually agreed to in writing by Seller and Buyer after the execution of this Agreement; provided, that Seller and Buyer shall be permitted, upon prior notice to the other parties, to make such disclosures to the public or governmental authorities as their respective counsel shall deem necessary to maintain compliance with, or to prevent violation of, applicable laws or as required by the Bankruptcy Court or the Bankruptcy Code.  Notwithstanding the foregoing or any provision to the contrary contained herein, Buyer acknowledges that Seller is a publicly traded company with reporting obligations under the Federal securities laws and that, as a consequence, Seller will publicly disclose this Agreement and the transactions contemplated hereby as well as file a copy of this Agreement with the Securities and Exchange Commission together with any exhibits or schedules as may be required by the Securities and Exchange Commission and/or applicable laws, rules and/or regulations.  Buyer agrees to provide all reasonable cooperation to Seller in connection with any of Seller’s disclosure obligations relating to this Agreement and the transactions contemplated hereby.

Section 19.             GENERAL. This Agreement: (i) shall be construed and enforced in accordance with the laws of the State of New Jersey without giving effect to the choice of law principles thereof; (ii) shall inure to the benefit of and be binding upon the permitted successors and assigns of Seller and Buyer, nothing in this Agreement, expressed or implied, being intended to confer upon any other person any rights or remedies hereunder; provided that no party may assign its rights or obligations hereunder without the prior written consent of the other (other than an assignment to the lender, if any, of Buyer providing financing to Buyer of a portion of the Purchase Price); and (iii) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The parties agree that the Bankruptcy Court shall retain sole jurisdiction over any legal action or proceeding with respect to this Agreement.

Section 20.             SEVERABILITY. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted here from and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect. In furtherance and not in limitation of the foregoing, if the duration or geographic extent of, or business activity covered by, any provision of this Agreement shall be in excess of that which is enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which may be validly and enforceably covered.

Section 21.             TERMINATION AND ABANDONMENT.

(a).           Termination Rights. This Agreement may be terminated at any time before Closing:

(i).           by mutual written consent of Seller and Buyer;

(ii).           automatically and without any action or notice by either Seller to Buyer, or Buyer to Seller, immediately upon:

(1)           the issuance of a final and nonappealable Order by a governmental authority to restrain, enjoin or otherwise prohibit the transfer of the Assets contemplated hereby;

(2)           approval by the Bankruptcy Court of an Alternative Transaction or either of the Bankruptcy Cases being converted into a case under Chapter 7 of the Bankruptcy Code or dismissed; or

(3)           Buyer is not declared the winning bidder upon completion of the Auction.

(iii).           by Buyer:

(1)           if there has been a violation or breach by Seller of any representation, warranty or covenant contained in this Agreement which (x) has rendered the satisfaction of any condition to the obligations of Buyer set forth in Section 9 not capable of cure or, if curable, has not been cured within ten (10) Business Days following receipt by Seller of written notice of such breach from Buyer, (y) has not been waived by Buyer, and (z) Buyer is not in material breach of this Agreement; or

(2)           at any time after October 15, 2010 (the “Termination Date”), if the Closing shall not have occurred and such failure to close is not caused by or the result of Buyer’s material breach of this Agreement.

(3)           If the Bankruptcy Court does not approve and enter either (i) the Sale Procedures Order in the form substantially similar to Exhibit C, or (ii) the Sale Order, in the form substantially similar to Exhibit B.

(iv).           by Seller:

(1)           if the Bankruptcy Court has not entered the Sale Order by September 30, 2010;

(2)           if there has been a violation or breach by Buyer of any representation, warranty or covenant contained in this Agreement which (x) has rendered the satisfaction of any condition to the obligations of Seller set forth in Section 10 not capable of cure or, if curable, has not been cured within ten (10) Business Days following receipt by Buyer of written notice of such breach from Seller, (y) has not been waived by Seller, and (z) Seller is not in material breach of this Agreement; or

(3)           at any time after the Termination Date, if the Closing shall not have occurred and such failure to close is not caused by or the result of Seller’s material breach of this Agreement.

(b).           Liability Upon Termination. Buyer and Seller each agree to take all reasonable actions to cause the transactions contemplated hereby to be consummated no later than October 15, 2010.  Other than with respect to the Deposit as provided in Section 2(b)(ii) and the payment of the Transaction Expenses and the Break-Up Fee as provided in and to the extent required by Section 14(a), neither party shall be liable to the other party or parties to this Agreement for all losses, costs, expenses and damages of the other party (including, but not limited to, damages for breach of contract).

Section 22.             BANKRUPTCY COURT APPROVAL.

(a).           Bankruptcy Actions. This Agreement shall be subject to the consideration of higher and better offers submitted at an Auction to be conducted in accordance with the Sale Procedures Order.  From the date upon which the Bankruptcy Court approves the Sale Procedures Order and until the date of the Auction, Seller is permitted to cause its representatives to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person in connection with any sale or other disposition of the Assets.  In addition, after entry of the Sale Procedures Order, Seller shall have the responsibility and obligation to respond to any inquiries or offers to purchase all or any part of the Assets and perform any and all other acts related thereto that are required under the Bankruptcy Code or other applicable law, including, without limitation, supplying information relating to Seller’s business, the Assets and the Aviation Contracts to prospective purchasers.

(b).           Bankruptcy Court Approval. The sale contemplated herein is subject to entry of a Final Order by the Bankruptcy Court, which is not stayed pending appeal approving the sale contemplated hereunder to Buyer and authorizing and directing Seller to execute, deliver, perform under, consummate and implement the Agreement, and containing such findings as set forth on Exhibit B hereto (the “Sale Order”).

(c).           Certain Bankruptcy Undertakings.

(i).           Seller shall use its reasonable best efforts to effect the transactions contemplated by this Agreement in accordance with the Sale Procedures Order in the form attached hereto as Exhibit C and the Sale Order and any other Final Order issued by the Bankruptcy Court.

(ii).           Each of Seller and Buyer agrees to use reasonable best efforts to do such further acts and things and to execute and deliver such additional agreements and instruments as may reasonably be required to consummate, evidence, confirm or obtain Bankruptcy Court approval of the sale of the Assets, including as necessary to assign the Assumed Aviation Contracts, or in connection with any other agreement contemplated hereby and to consummate the transaction contemplated hereby.

Section 23.              DEFINITIONS:

“Administrative Claim” shall mean an Allowed Claim under section 503(b) of the Bankruptcy Code or determined to be an Allowed Administrative Claim by a Final Order that is entitled to priority under sections 507(a)(1) or 507(b) of the Bankruptcy Code, including any allowed reclamation Claims or Claims allowed under Section 503(b)(9) of the Bankruptcy Code, for costs or expenses of administration of the Chapter 11 Cases including, without limitation, any actual and necessary expenses of operating the businesses of the Seller or preserving the estates incurred after the Petition Date but shall exclude, for purposes of this Agreement, any and all fees and expenses of professionals under sections 330, 331 or 503 of the Bankruptcy Code.

“Allowed Claim” shall mean: (a) any Claim, proof of which is/was filed with the Bankruptcy Court or the Claims Agent on or before the date designated by the Bankruptcy Court as of the last date(s) for filing proofs of claim with respect to such Claim, or which has been or hereafter is scheduled by the Seller as liquidated in amount and not disputed or contingent and which, in either case, is a Claim as to which no objection to the allowance thereof has been filed within the applicable period of limitation (if any) for objection to Claims fixed by the Bankruptcy Court, or as to which any objection has been determined by a Final Order of the Bankruptcy Court (allowing such Claim in whole or in part); (b) a Claim that is allowed (i) in any contract, instrument, or other agreement entered into in connection with any plan of reorganization, (ii) in a Final Order or (iii) pursuant to the terms of any plan of reorganization; or (c) a request for payment of an Administrative Claim, which is made before any administrative claims bar date, or otherwise has been deemed timely asserted under applicable law, and is not subject to a timely filed objection.  Except as otherwise provided herein, in accordance with section 502(d) of the Bankruptcy Code, a Claim held by any party that is subject to an Avoidance Action shall not be an Allowed Claim until such time as, and if permitted by, a Final Order is entered by the Bankruptcy Court on the Avoidance Action.

“Alternative Transaction” means a transaction or series of related transactions for the sale of all or substantially all of the Assets to a purchaser or purchasers other than the Buyer.

“Auction” means a public sale in which the Assets shall be offered for sale to a bidder or bidders making the highest or best offer, which will be scheduled by the Bankruptcy Court in the Bankruptcy Cases.

“Avoidance Actions” means any and all claims and causes of action of the Seller, arising under the Bankruptcy Code, including, without limitation, sections 510, 544, 545, 547, 548, 549 and 550 thereof, or similar state laws.

“Bankruptcy Cases” means the Seller bankruptcy cases, when filed, administered in the United States Bankruptcy Court for the District of New Jersey.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, 11 U.S.C. §§ 101, et seq., as in effect on the Petition Date, and as amended effective as of the Petition Date.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of New Jersey or such other court having jurisdiction over the Bankruptcy Cases.

“Cash Collateral” means cash collateral as used in section 363 of the Bankruptcy Code.

“Cure Amounts” means all cure amounts owing under any of the Aviation Contracts as of the Closing Date that the Bankruptcy Court orders to be paid as a condition to Buyer’s assumption and assignment of any of the Aviation Contracts.

“Claim” means a claim against any or all of the Seller, whether or not asserted, as defined in Section 101(5) of the Bankruptcy Code.

“Claims Agent” means the claims agent appointed by the Bankruptcy Court, if any.

“DIP Financing Order” means any and all orders in these Bankruptcy Cases approving the Seller’s use of Cash Collateral and/or authorizing the Sellers to obtain debtor-in-possession financing, on an interim or final basis.

“Discharge” means the discharge, release, spilling, leaking or emitting into the air, soil or other substrate, groundwater or surface water.

“Environmental Laws” means each and every federal, state, county and municipal statute, ordinance, rule, regulation, order, directive or requirement, now existing or hereafter enacted or promulgated, together with all amending and successor statutes, ordinances, rules, regulations, orders, directives or requirements, of any Governmental Authority, in any way related to Hazardous Substances or human health or safety or protection of the environment.

“Final Order” means an Order entered by the Bankruptcy Court or any other court exercising jurisdiction over the subject matter and the parties, as to which (i) no appeal, certiorari proceeding or other review reconsideration or rehearing has been requested or is still pending, and (ii) the time for filing a notice of appeal or petition for certiorari or further review reconsideration or rehearing has expired.

“Governmental Authority” means the federal, state, county or municipal government, and any department, agency, bureau or other similar type body obtaining authority therefrom or created pursuant to any Environmental Laws.

“Knowledge” of Seller or any similar phrase means, with respect to any fact or matter, the actual knowledge of Daryl Holcomb or Wolcott Blair  concerning the existence of the fact or matter in question based upon performing their customary duties in the ordinary course of business, together with such knowledge that such individuals could reasonably be expected to discover after due inquiry concerning the existence of the fact or matter in question of the officers and other employees of Seller having direct responsibility relating to the matter in question.

“Petition Date” means August 17, 2010.

“Release” means release, spill, discharge, leak or other emission into the air, soil, groundwater or surface water but shall not mean the emanation or migration of Hazardous Substances present in the environment.

“Sale Procedures Order” means the order in substantially the form attached hereto as Exhibit C.

 “Significant Release” shall mean a Release that is required to be reported to the appropriate government agency(ies) under Environmental Laws and/or the regulations promulgated thereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

PARENT:
RCLC, INC.

BY :	/s/ Daryl K. Holcomb
Daryl K. Holcomb
Vice President, Chief Financial Officer and Controller

SELLER:
RONSON AVIATION, INC.

BY :	/s/ Daryl K. Holcomb
Daryl K. Holcomb
Vice President, Chief Financial Officer and Controller

BUYER:
TRENTON AVIATION, LLC

BY :	/s/ Jeffrey Ross
Jeffrey Ross, President

Asset Purchase Agreement Signature Page